EXHIBIT 12.0

MATTEL, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Three Months Ended March 31, 2007		For the Year Ended December 31,
(Unaudited; in thousands, except ratios)			2006		2005		2004		2003		2002
Earnings Available for Fixed Charges:
Income from continuing operations before income taxes and cumulative effect of changes in accounting principles	$15,638		$683,756		$652,049		$696,254		$740,854		$621,497
Add: Minority interest losses (income) in consolidated subsidiaries	116		271		142		(93)		345		126
Add:
Interest expense	14,483		79,853		76,490		77,764		80,577		113,897
Appropriate portion of rents (a)	6,106		25,724		20,475		18,831		16,627		16,615

Earnings available for fixed charges	$36,343		$789,604		$749,156		$792,756		$838,403		$752,135

Fixed Charges:
Interest expense	$14,483		$79,853		$76,490		$77,764		$80,577		$113,897
Capitalized interest	—		—		—		—		—		43
Appropriate portion of rents (a)	6,106		25,724		20,475		18,831		16,627		16,615

Fixed charges	$20,589		$105,577		$96,965		$96,595		$97,204		$130,555

Ratio of earnings to fixed charges	1.77	X	7.48	X	7.73	X	8.21	X	8.63	X	5.76	X

(a)	Portion of rental expenses which is deemed representative of an interest factor, which is one-third of total rental expense.